UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT

SHARING AND SAVINGS PLAN

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefits Administrative Committee

    of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan

Wickliffe, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Maloney + Novotny LLC

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio

June 19, 2019

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	December 31,
	2018	2017

ASSETS:
Cash and Pending Transfers	$-	$15,798
Investment in Master Trust:
Investment at fair value	954,305	1,083,683
Investment at contract value	203,346	203,172

Total investment in Master Trust	1,157,651	1,286,855

Notes receivable from participants	20,283	20,192
Contributions receivable	996	1,135

NET ASSETS AVAILABLE FOR BENEFITS	$1,178,930	$1,323,980

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	Years Ended December 31,
	2018	2017

ADDITIONS:
Net investment gain (loss) from Master Trust	$(61,694)	$177,273
Interest income on notes receivable from participants	1,007	893
Contributions:
Participants	42,676	44,916
Employer	25,751	27,286

Total contributions	68,427	72,202

Total additions	7,740	250,368

DEDUCTIONS:
Distributions to participants	136,329	109,914
Fees	597	577

Total deductions	136,926	110,491

INCREASE (DECREASE) IN NET ASSETS BEFORE TRANSFERS	(129,186)	139,877

TRANSFER TO OTHER QUALIFIED PLAN	(15,864)	-

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	1,323,980	1,184,103

NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$1,178,930	$1,323,980

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the “Company”) established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On December 29, 2017, the account balances of LiquidPower Specialty Products, Inc. (LSPI) employees were segregated from the Trust and held in cash, stock and in-kind loan balances in anticipation of a spin-off into a new plan.

Effective January 1, 2018, the employees of LSPI were no longer eligible to participate in any retirement or employee benefit plans of the Company. The LiquidPower Specialty Products, Inc. 401(k) and Profit Sharing Plan (LSPI Plan), was established effective January 1, 2018 for the benefit of employees of LSPI and its participating subsidiaries. Account balances for these LSPI employees, totaling $15,797,628, were transferred to the new plan, held at Fidelity Investments, LLC, on January 2, 2018.

Of the total 2017 Contribution Receivable of $1,134,520, the portion of the receivable attributable to LSPI employees, $66,624, was made to the LSPI Plan.

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the “Committee”), which is appointed by the Chief Executive Officer of the Company. The Committee’s powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and timing of benefit distributions and authorization of disbursements from the Plan.

The Plan is a participating plan in The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan Trust (“Master Trust”) along with The Lubrizol Corporation Age-Weighted Defined Contribution Plan (the “AWDC Plan”). The assets of the above plans are part of the Master Trust.

The Retirement and Savings Plans Investment Committee (the “Investment Committee”), which is also appointed by the Chief Executive Officer of the Company, reviews and approves investment and funding strategies, objectives and policies, and make any necessary or desirable changes; reviews and selects investment options for participants in the plans and monitoring performance; appoints and removes investment managers, trustees, consultants, record keepers, and other service providers, and monitors the performance, fees and expenses of each. The assets are within a Master Trust which is maintained and administered by the Plan’s Trustee, Voya Institutional Trust Company, and the Plan’s recordkeeper, Voya Institutional Plan Services. The Plan document and trust agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Each plan (the Plan and the AWDC Plan) has the ability to direct its own investments within the Master Trust.

Participation and Contributions—All regular employees of the Company and of participating subsidiaries and affiliates are eligible for participation on the first day of covered employment.

The combined before-tax (“CODA”), after-tax Roth 401(k) (“Roth”) and after-tax (“Supplemental”) contributions are limited to 75% of eligible compensation for both highly and non-highly compensated employees. Company Matching contributions equal 100% of an employee’s combined CODA, Roth and Supplemental contributions up to 6% of the employee’s eligible compensation. This matching contribution is intended to enable the Plan to meet the rules of a 401(k) safe harbor plan. The maximum eligible compensation set by the Internal Revenue Service for purposes of allocating Plan contributions was $275,000 and $270,000 for 2018 and 2017, respectively.

CODA and Company Matching contributions are excluded from the participants’ taxable income until such amounts are received by them as a distribution from the Plan. Roth and Supplemental contributions are made on an after-tax basis and are therefore included in the participants’ taxable income in the period of contribution. Participants who turned at least age 50 during 2018 or 2017 were eligible to elect to make an additional before-tax or Roth Catch-up contribution of up to $6,000 in 2018 and in 2017, if they met one of the following conditions:

a.	Elected to make before-tax and Roth 401(k) contributions of 75% of eligible compensation; or

b.	Contributed $18,500 or $18,000 for the 2018 or 2017 plan years, respectively.

Newly eligible employees, both new hires and rehires, are subject to automatic enrollment. Participants will be automatically enrolled in the Plan at a CODA contribution rate of 3%.

There is a 30-day opt-out period during which participants may change their CODA contribution rate or elect not to contribute (“opt-out”). If participants do not make a positive election or opt-out, contributions will begin to be withheld as soon as administratively possible following the end of the 30 day period. CODA contributions and Company Matching contributions will be invested in the State Street Target Retirement Fund that most closely matches a retirement age of 65. Once enrolled, participants may choose to change the election percentage, reallocate investments or stop contributing at any time.

For participants who become participants on or before January 1 of the current year with plan contribution rates between 0% and 5% of pay (whether those contributions are CODA, Roth, Supplemental, or any combination) as of July 1 of the current year, such participants will automatically have their CODA contribution rate increase to the next higher full percent starting the first full pay period after July 1 of the current year (or as soon thereafter as administratively practicable). Automatic escalation will continue each year until participants are contributing 6%.

For participants who become participants after January 1 of any year, automatic escalation will work as described above, except that the first automatic escalation will not occur until July 1 of the year following the year a participant was hired.

Any additional contributions made to a participant’s Plan account as a result of auto escalation will be invested in the Plan’s core investment funds in accordance with the participant’s election on file. If a participant does not have an election on file, those amounts will be invested in the State Street Target Date Retirement Fund that most closely matches a retirement age of 65.

Participants have the right to opt-out of their scheduled auto escalation before it would otherwise take effect. The opt-out election affects only the 12-month period for which the election is made. If the participant does not want to be automatically escalated on the following July 1, the participant will need to opt-out again.

The Company may also contribute a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan (“Profit Sharing”). Profit Sharing contributions are determined by the Organization and Compensation Committee of the Board of Directors of the Company and are allocated to each participant’s profit sharing account based upon the year-end compensation of the employee, as defined in the Plan document. Due to the increased matching contribution effective January 1, 2015 future Profit Sharing contributions are not anticipated.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions from certain other tax-qualified plans by or on behalf of an employee in accordance with procedures established by the Company. The Plan does not accept Roth rollover contributions.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, allocations of the Company Matching and Profit Sharing contributions, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions—Participants elect investment of their CODA, Roth and Supplemental contributions in one or more of the Plan’s investment funds in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company Matching contributions made to their account into any of the 401(k) investment funds. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate once daily a portion or all of past CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions among the available investment funds in increments of 1% of the total amount to be reallocated. Participants may elect investment of their CODA, Roth and Supplemental contributions, up to 50% of their vested account balance, in one or more mutual funds through a self-directed brokerage account.

If an employee does not make an investment election, any CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions will be deposited in the State Street Target Retirement Fund with the date that most closely matches a retirement age of 65, which meets the Department of Labor’s definition as a “qualified default investment alternative.”

Vesting and Distributions—Participants are immediately vested in employee and Company contributions.

Participants may request voluntary withdrawals of their Supplemental contributions and may also apply for hardship withdrawals from their CODA, Roth, Catch-up and Roth Catch-up contributions, subject to adherence to Internal Revenue Service regulations as determined by the Plan’s recordkeeper, or request an in-service distribution upon attainment of age 59 1⁄2. Active participants may request an in-service distribution of Company Matching contributions attributable to periods prior to January 1, 2015 at age 55, and Company Matching contributions attributable to periods on and after January 1, 2015 at age 59 1⁄2.

When a participant’s employment terminates, the participant’s vested account balances may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance. Amounts distributed from the Berkshire Hathaway Class B Stock Fund are paid in the form of Class B shares of Berkshire Hathaway or their cash equivalent at the participant’s election.

Notes Receivable From Participants—The Plan allows participants to borrow up to the lesser of $50,000, 100% of the value of their CODA, Roth, Catch-up, vested Matching and Rollover accounts, or 50% of their vested total account balance. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant’s account. The repayment period may not be more than five years except for loans issued to purchase a principal residence, which may be repaid within fifteen years.

Forfeited Accounts—Forfeited nonvested accounts may be used to reduce future Company contributions or offset plan expenses. In 2018 and 2017, the forfeiture balance at year end totaled $9.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

New Accounting Pronouncements – In February 2017, the FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 removes the requirement to disclose the percentage interest of a master trust in which a plan holds a divided interest, and requires that plans disclose the dollar amount of their interest in each general type of assets and liabilities within the master trust. The effective date of the ASU is for fiscal years beginning after December 15, 2018; however, early adoption is permitted. The Plan elected early adoption of this pronouncement during the 2017 plan year.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are reported at fair value other than the guaranteed investment contracts (“GICs”) included in the Stable Value Fund. GICs are stated at contract value, which is equivalent to cost plus reinvested interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date. Net investment gain (loss) includes gains and losses on investments bought and sold, as well as held, during the year.

The value of all funds and the interests of participants under each fund are calculated on a daily basis based on the best information available, which may include estimated values. See Note 5 for discussion of fair value measurements.

Notes Receivable From Participants —Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Expenses—Other than as described below, no fees are charged to participants for Plan administrative and operating expenses. Plan administrative and operating expenses are either paid directly by the Company or through revenue sharing by the Plan’s investment funds. The Company monitors the payments received by the Plan service providers to ensure that they are used properly for qualifying plan administrative and operating expenses. The Company reserves the right to initiate charges to participants for Plan administrative and operating costs in the future.

A participant’s account is charged a fee of $75.00 for each loan taken by the participant. If expedited mailing of a loan or distribution check is requested, a $50.00 fee is charged to the participant’s account.

A participant who invests in the self-directed brokerage account is charged a $50.00 annual fee which is deducted quarterly ($12.50 per quarter) from the participant’s account. In addition, any mutual fund investment purchased or sold through the self-directed brokerage account may carry with it additional fees. The TD Ameritrade Fee Schedule provided to participants details such fees including a redemption fee of $49.99 for almost any mutual fund investment that is not held for at least 90 days.

Other fees primarily represent investment management advisory fees that are charged to individual participants who select this fee-based service. The fees for the aforementioned services are paid to Voya Retirement Advisors.

Payment of Benefits—Payments are recorded when paid.

3.	DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers various investment alternatives, maintains separate accounts for each participant, and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

The Stable Value Fund invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options. Goldman Sachs Asset Management manages the investments of the Fund.

The Core Fixed Income Fund invests in a mutual fund, the Baird Aggregate Bond Fund. The fund invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 65% fixed income and 35% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk for a retired participant or a participant who anticipates retiring in the near-term.

The Target Retirement 2020 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 50% fixed income and 50% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2020.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 29% fixed income and 71% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2030.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 16% fixed income and 84% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2040.

The Target Retirement 2050 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2050.

The Target Retirement 2060 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2060.

The Large Cap Core Equity Passive Fund invests in a collective trust fund, the State Street S&P 500 Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Standard & Poor’s 500 Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the common stocks included in the Standard & Poor’s Composite Stock Price Index.

The Large Cap Value Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Value Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the FTSE Russell 1000 Value Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell 1000 Value Index.

The Large Cap Growth Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Growth Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the FTSE Russell 1000 Growth Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the FTSE Russell 1000 Growth Index.

The Mid Cap Value Equity Fund invests in a mutual fund, the Vanguard Selected Value Fund, which invests in equity securities that are believed to be undervalued.

The Mid Cap Growth Equity Fund invests in a mutual fund, the MassMutual Select Mid Cap Growth Equity Fund, which invests primarily in securities of companies that are believed to have above-average earnings growth potential.

The Small Cap Value Equity Fund invests in a mutual fund, the DFA U.S. Small Cap Value Fund. The fund invests primarily in a portfolio of common stocks of small capitalization companies that are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Growth Equity Fund invests in a mutual fund, the Hartford Small Cap Growth HLS Fund, which invests primarily in a portfolio of common stocks of small market capitalization companies that are believed to have superior growth potential.

The International Core Equity Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund Z, which invests in a diversified portfolio of common stocks and other equity-like securities of issuers domiciled outside the United States.

The International Small Cap Equity Fund invests in a mutual fund, the Vanguard International Explorer Fund. The fund invests primarily in a diversified portfolio of equity securities with small market capitalizations that are traded principally in markets outside the United States.

The Emerging Markets Equity Fund invests in a mutual fund, the DFA Emerging Markets Core Equity Fund, which invests in a diversified portfolio of equity securities of issuers domiciled in the Emerging Markets.

The Berkshire Hathaway Class B Stock Fund consists of Class B shares of Berkshire Hathaway and temporary investments in the State Street Government Short Term Fund.

The self-directed brokerage account is a brokerage account offered in the Plan and provided through TD Ameritrade. It gives participants access to thousands of mutual funds. Unlike the Plan’s current investment options, transaction fees and operating expense fees generally apply to the mutual funds available through the self-directed brokerage account.

Participants may invest up to 50% of their total vested Plan account balance through the self-directed brokerage account. The minimum initial transfer into the self-directed brokerage account is $1,000 per account. Participants will need to establish separate accounts (each with a $1,000 minimum and subject to applicable fees) for amounts transferred from before-tax and Roth 401(k) accounts. The mutual fund participant’s selection may also require a minimum investment. An investment in the self-directed brokerage account must come from the current Plan balance through a funds transfer; participants cannot elect to directly invest future contributions, including loan repayments, into the self-directed brokerage account.

No more than 50% of a participant’s future investment elections may be invested in the Berkshire Hathaway Class B Stock Fund.

4.	INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with Goldman Sachs Asset Management through which both traditional and synthetic GICs are held in the Plan’s Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. A separate account GIC is similar to a traditional GIC except investments are segregated in separate accounts maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically but will not have an interest rate of less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased but will not be less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together but will not be less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan, may limit the ability of the Stable Value Fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event that would limit the Plan’s ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

5.	INTEREST IN THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN TRUST

The Plan’s investments are held in a Master Trust for the investment of assets of the Plan and the AWDC Plan. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated expenses. Investment income and expenses within the Master Trust are allocated to the individual plans based on the underlying individual participants’ activity and account balances.

The Plan estimates the fair value of investments in the Master Trust using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets of the Master Trust measured at fair value:

●

Berkshire Hathaway Class B stock fund: Class B shares of Berkshire Hathaway (Symbol BRK-B) are valued at the closing price as reported on the New York Stock Exchange. The fund also consists of temporary investments in the State Street Government Short Term Fund for liquidity purposes and is therefore classified within Level 2 of the valuation hierarchy.

●	Mutual funds: Valued at the net asset value (“NAV”) as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

●	Self-directed brokerage accounts: Valued at the NAV as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

●

Common collective trust funds: Valued using the NAV provided by the administrator of the trust and classified within Level 2 of the valuation hierarchy. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2018 and 2017. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the investments of the Plan reported at fair value held in the Master Trust as of December 31, 2018 and 2017 (in thousands):

	2018

	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$-	$78,132	$-	$78,132
Mutual funds	202,590	-	-	202,590
Self-directed brokerage accounts	5,491	-	-	5,491
Common collective trust funds	-	668,092	-	668,092

	$208,081	$746,224	$-	$954,305

	2017
	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$-	$74,039	$-	$74,309
Mutual funds	254,947	-	-	254,947
Self-directed brokerage accounts	7,038	-	-	7,038
Common collective trust funds	-	747,659	-	747,659

	$261,985	$821,698	$-	$1,083,683

Total investments of the Master Trust as of December 31, 2018 and 2017 (in thousands):

	Master Trust Balances		Plan’s Interest in Master Trust Balances

	2018	2017	2018	2017
Investments at fair value

Berkshire Hathaway Class B stock fund	$78,888	$74,423	$78,132	$74,039

Mutual funds	203,760	256,066	202,590	254,947

Self-directed brokerage accounts	5,491	7,038	5,491	7,038

Common collective trust funds	695,734	772,033	668,092	747,659

	$983,873	$1,109,560	$954,305	$1,083,683

Investments at contract value (Stable Value Fund)
Traditional GICs	$-	$1,259	$-	$1,254
Synthetic GICs	201,798	196,988	200,762	196,170
Cash and equivalents	2,597	5,772	2,584	5,748

	$204,395	$204,019	$203,346	$203,172

Total investment in Master Trust	$1,188,268	$1,313,579	$1,157,651	$1,286,855

Activity of the Master Trust for the years ended December 31, 2018 and 2017 (in thousands):

	Master Trust Balances		Plan’s Interest in Master Trust Balances

	2018	2017	2018	2017

Master Trust beginning balances	$1,313,579	$1,181,233	$1,286,855	$1,163,209

Net appreciation (depreciation) in fair value of investments	(77,518)	171,272	(75,085)	166,956

Interest and dividends	13,478	10,375	13,391	10,317

Net transfers (out)	(61,271)	(49,301)	(67,510)	(53,627)

Master Trust ending balances	$1,188,268	$1,313,579	$1,157,651	$1,286,855

6.	RISKS AND UNCERTAINTIES

The Master Trust holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan, through the Master Trust, invests in Class B shares of Berkshire Hathaway within the Berkshire Hathaway Class B stock fund. The following activity is presented at the Master Trust level: during the years ended December 31, 2018 and 2017, 115,926 and 76,842 Class B shares, respectively, of Berkshire Hathaway at a cost of $23,633,184 and $13,491,169 respectively, were purchased within the fund. All purchased shares were acquired at the then current market value on the open market. In addition, during the years ended December 31, 2018 and 2017, the fund sold or distributed to participants 122,059 and 92,341 Class B shares, respectively, of Berkshire Hathaway and received proceeds of $24,803,135 and $16,383,478, respectively. The realized gains on these sales were $7,371,396 and $3,537,254 for 2018 and 2017, respectively.

Fees charged to individual participant accounts for loan initiations, overnight delivery service and brokerage account maintenance and paid to Voya Institutional Trust Company, the Trustee, were $131,978 and $139,154 in 2018 and 2017, respectively. Fees charged to individual participant accounts for investment advice service and paid to Voya Retirement Advisors, LLC were $465,279 and $438,117 in 2018 and 2017, respectively.

8.	TAX EXEMPT STATUS

The Plan obtained its latest determination letter dated August 24, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require such recognition or disclosure in the financial statements.

9.	PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants immediately will become fully vested in the value of their account balances.

10.	SUBSEQUENT EVENTS

The following fund changes are scheduled to become effective July 1, 2019:

●	Funds removed from to the Plan’s fund line-up:
o	State Street S&P 500 Index Fund (Class I)

o	State Street Target Retirement Income Fund (Class I)

o	State Street Target Retirement 2020 Fund (Class I)

o	State Street Target Retirement 2030 Fund (Class I)

o	State Street Target Retirement 2040 Fund (Class I)

o	State Street Target Retirement 2050 Fund (Class I)

o	State Street Target Retirement 2060 Fund (Class I)

●	Funds added to the Plan’s fund line-up:

o	State Street S&P 500 Index Fund (Class II)

o	State Street Russell Small Mid Cap Index Fund (Class II)

o	State Street Target Retirement Income Fund (Class V)

o	State Street Target Retirement 2020 Fund (Class V)

o	State Street Target Retirement 2025 Fund (Class V)

o	State Street Target Retirement 2030 Fund (Class V)

o	State Street Target Retirement 2035 Fund (Class V)

o	State Street Target Retirement 2040 Fund (Class V)

o	State Street Target Retirement 2045 Fund (Class V)

o	State Street Target Retirement 2050 Fund (Class V)

o	State Street Target Retirement 2055 Fund (Class V)

o	State Street Target Retirement 2060 Fund (Class V)

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN 34-0367600 - PLAN NO. 003

DECEMBER 31, 2018

(a)	(b)	( c )	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

*	Participant loans	Various participant loans with interest rates ranging from 4.25% to 9.25%	-	$20,283,109

	TOTAL ASSETS AT END OF YEAR		-	$20,283,109

*	Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN

Date: June 19, 2019	By:	/s/ Ana G. Rodriguez
Ana G. Rodriguez
Chair, Employee Benefits Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm